SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

              -----------------------------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                          Strategic Hotel Capital, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                           ---------------------------
                         (Title of Class of Securities)

                                    86272T106
                              ---------------------
                                 (CUSIP Number)

                                    Ted Chang
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  June 30, 2005
                              --------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WHSHC, L.L.C.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           3,710,112 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     3,710,112 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             3,710,112
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Whitehall Street Real Estate Limited
                                  Partnership VII

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           3,710,112 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     3,710,112 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             3,710,112
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WH Advisors, L.L.C. VII

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER:
OWNED BY EACH        3,710,112 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     3,710,112 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             3,710,112
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  W9/WHSHC, L.L.C. I

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
   NUMBER OF         0 Shares
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER:
OWNED BY EACH        3,468,035 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     3,468,035 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             3,468,035
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                11.2%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Whitehall Street Real Estate Limited
                                  Partnership IX

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
   NUMBER OF         0 Shares
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8. SHARED VOTING POWER:
OWNED BY EACH        3,468,035 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     3,468,035 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             3,468,035
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                11.2%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WH Advisors, L.L.C. IX

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
 NUMBER OF           0 Shares
   SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
OWNED BY EACH        3,468,035 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     3,468,035 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             3,468,035
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                11.2%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Goldman, Sachs & Co.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [X]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  New York

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
 NUMBER OF           0 Shares
  SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
OWNED BY EACH        7,178,147 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     7,178,147 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             7,178,147
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                22.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN/BD/IA

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  The Goldman Sachs Group, Inc.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
 NUMBER OF           0 Shares
   SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
OWNED BY EACH        7,178,147 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     7,178,147 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             7,178,147
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                22.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  HC/CO

         This Amendment No. 4, filed by WHSHC, L.L.C. ("WHSHC LLC"), W9/WHSHC, L.L.C. I ("W9 LLC"), Whitehall Street Real Estate Limited Partnership VII ("Whitehall Real Estate VII"), Whitehall Street Real Estate Limited Partnership IX ("Whitehall Real Estate IX"), WH Advisors, L.L.C. VII ("WH Advisors VII"), WH Advisors, L.L.C. IX ("WH Advisors IX"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group", together with WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX and Goldman Sachs, the "Reporting Persons")[1] amends and supplements the Schedule 13D filed by the Reporting Persons on July 9, 2004 and amended by Amendment No. 1 thereto on October 1, 2004, Amendment No. 2 thereto on March 23, 2005 and Amendment No. 3 thereto on April 11, 2005. Schedules II, III and IV to the Schedule 13D are hereby amended and replaced in their entirety by Schedules II, III and IV attached hereto and incorporated herein by reference. Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended in its entirety as follows:

         WHSHC LLC and W9 LLC acquired from the Company an aggregate of 4,879,178 shares of Common Stock on June 29, 2004 and an aggregate of 643,676 shares of Common Stock on September 29, 2004 in connection with the initial public offering of the Company (the "IPO"). Specifically, WHSHC LLC acquired 2,521,862 shares of Common Stock on June 29, 2004 and 332,692 shares of Common Stock on September 29, 2004 and W9 LLC acquired 2,357,316 shares of Common Stock on June 29, 2004 and 310,984 shares of Common Stock on September 29, 2004 in exchange for an equal number of membership units ("SHC Funding Units") in the operating partnership of the Company, Strategic Hotel Funding, L.L.C. ("SHC Funding"). These exchanges were made pursuant to the terms of the Structuring and Contribution Agreement, dated as of February 13, 2004 (the "Structuring and Contribution Agreement"), by and among SHC Funding, SHC LLC, Whitehall Real Estate VII, Whitehall Real Estate IX and other parties thereto. The Structuring and Contribution Agreement is incorporated herein by reference. Each of WHSHC LLC and W9 LLC received the SHC Funding Units for no consideration through a distribution of its pro rata share of the SHC Funding Units held by SHC LLC as a result of transactions (the "Formation and Structuring Transactions") described under the caption "Formation and Structuring Transactions" in the Company's final prospectus dated June 23, 2004 (File No. 333-112846, the "Final Prospectus").

         WHSHC LLC and W9 LLC acquired benefical ownership of an additional 1,655,293 shares of Common Stock on June 30, 2005 in connection with the merger of Strategic Hotel Capital Limited Partnership ("SHC LP") and Strategic Hotel Capital Limited Partnership - II ("SHC LP II") into SHC LLC and the related exchange or distribution of SHC Funding Units by SHC LP, SHC LP II and SHC LLC. Specifically, WHSHC LLC acquired 855,558 SHC Funding Units and W9 LLC acquired 799,735 Funding Units for no consideration through a distribution of its pro rata share of SHC Funding Units held by SHC LLC following the merger of SHC LP and SHC LP II into SHC LLC. Holders of SHC Funding Units are entitled to present them for redemption for a cash amount equal to the then-fair market value of an equal number of shares of Common Stock or, in the Company's sole discretion, an equal number of shares of Common Stock.

----------
[1] Neither the present filing nor anything contained herein shall be construed as an admission that WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended, or that WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX, Goldman Sachs or GS Group constitute a "group" for any purpose.

         As of June 30, 2005, Goldman Sachs and GS Group may be deemed to beneficially own 7,178,147 shares of Common Stock through (i) WH Advisors VII, the sole general partner of Whitehall Real Estate VII, which is the sole managing member of WHSHC LLC which beneficially owns an aggregate of 3,710,112 shares of Common Stock as described above, and (ii) WH Advisors IX, the sole general partner of Whitehall Real Estate IX, which is the sole managing member of W9 LLC, which beneficially owns an aggregate of 3,468,035 shares of Common Stock as described above. For all purposes hereof, beneficial ownership of Common Stock includes ownership of SHC Funding Units by the Reporting Person, which, following presentation for redemption by the holder thereof, may be redeemed for an equal number of shares of Common Stock in the Company's sole discretion.

         None of the persons listed on Schedules I, II or III hereto has contributed any funds or other consideration towards the acquisition of the Common Stock, except insofar as they may be general or limited partners of, or own membership interests in, certain of the Reporting Persons and have made capital contributions to such Reporting Persons, as the case may be.

ITEM 4.  PURPOSE OF TRANSACTIONS

         Item 4 is hereby amended in its entirety as follows:

         WHSHC LLC and W9 LLC acquired beneficial ownership of the Common Stock for investment purposes. If any, the shares of Common Stock which may be deemed to be held by Goldman Sachs, other than shares which may be deemed beneficially owned through WH Advisors VII and WH Advisor IX, were acquired in the ordinary course of business of Goldman Sachs.

         As of the date of this statement, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than the fact that, on April 7, 2005, WHSHC LLC and W9 LLC entered into a Shareholders Agreement (the "Shareholders Agreement") with the Company providing for, among other matters, the right of WHSHC LLC and W9 LLC to nominate one person as a director to the Company's Board of Directors so long as the Shareholders maintain aggregate ownership of 10%. A copy of the Shareholders Agreement is attached hereto as Exhibit 16. Jonathan D. Langer, a Managing Director of Goldman, Sachs & Co., where he is Head of US Acquisition for the Real Estate Principal Investment Area, is a member of the Company's Board of Directors.

         Each of the Reporting Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and/or may cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II or III hereto may make similar evaluations from time to time or on an ongoing basis and reserves the same rights.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Based on information provided to the Reporting Persons by the Company, there were 30,077,505 shares of Common Stock outstanding as of the close of business on June 30, 2005.

         As of June 30, 2005, WHSHC LLC beneficially owned an aggregate of 3,710,112 shares of Common Stock, representing in the aggregate approximately 12.0% of the outstanding Common Stock. For all purposes hereof, beneficial ownership of Common Stock includes ownership of SHC Funding Units by the Reporting Person, which, following presentation for redemption by the holder thereof, may be redeemed for an equal number of shares of Common Stock in the Company's sole discretion.

         As of June 30, 2005, Whitehall Real Estate VII, as the sole managing member of WHSHC LLC, may be deemed to have beneficially owned an aggregate of 3,710,112 shares of Common Stock beneficially owned by WHSHC LLC, representing in the aggregate approximately 12.0% of the outstanding Common Stock.

         As of June 30, 2005, WH Advisors VII, as the sole general partner of Whitehall Real Estate VII, may be deemed to have beneficially owned an aggregate of 3,710,112 shares of Common Stock beneficially owned by WHSHC LLC, representing in the aggregate approximately 12.0% of the outstanding Common Stock.

         As of June 30, 2005, W9 LLC beneficially owned an aggregate of 3,468,035 shares of Common Stock, representing in the aggregate approximately 11.2% of the outstanding Common Stock.

         As of June 30, 2005, Whitehall Real Estate IX, as the sole managing member of W9 LLC, may be deemed to have beneficially owned an aggregate of 3,468,035 shares of Common Stock beneficially owned by W9 LLC, representing in the aggregate approximately 11.2% of the outstanding Common Stock.

         As of June 30, 2005, WH Advisors IX, as the sole general partner of Whitehall Real Estate IX, may be deemed to have beneficially owned an aggregate of 3,468,035 shares of Common Stock beneficially owned by W9 LLC, representing in the aggregate approximately 11.2% of the outstanding Common Stock.

         As of June 30, 2005, Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 7,178,147 shares of Common Stock through WH Advisors VII and WH Advisors IX as described above, such shares representing in the aggregate approximately 22.6% of the outstanding Common Stock.

         In the case of WHSHC LLC, Whitehall Real Estate VII and WH Advisors VII, 855,558 of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D are shares as to which there is a right to acquire exercisable within 60 days through the redemption of SHC Funding Units and the Company's right, in its sole discretion, to redeem such SHC Funding Units for an equal number of shares of Common Stock.

         In the case of W9 LLC, Whitehall Real Estate IX and WH Advisors IX, 799,735 of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D are shares as to which there is a right to acquire exercisable within 60 days through the redemption of SHC Funding Units and the Company's right, in its sole discretion, to redeem such SHC Funding Units for an equal number of shares of Common Stock.

         In the case of Goldman Sachs and GS Group, 1,655,293 of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D are shares as to which there is a right to acquire exercisable within 60 days through the redemption of SHC Funding Units and the Company's right, in its sole discretion, to redeem such SHC Funding Units for an equal number of shares of Common Stock.

         None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, beneficially owned any shares of Common Stock as of June 30, 2005, other than as set forth herein.

         In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by
(i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

         (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and
(ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. Each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

         (c) Except with respect to the acquisition of shares of Common Stock by WHSHC LLC and W9 LLC as described herein, no transactions in the Common Stock were effected by the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto during the 60 days prior to and including June 30, 2005.

         (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

         (e) Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Dated:  July 5, 2005

THE GOLDMAN SACHS GROUP, INC.

By:     /s/ Edward T. Joel
       -------------------------------------
Name:  Edward T. Joel
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:     /s/ Edward T. Joel
       -------------------------------------
Name:  Edward T. Joel
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. VII

By:     /s/ Edward T. Joel
       -------------------------------------
Name:  Edward T. Joel
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. IX

By:     /s/ Edward T. Joel
       -------------------------------------
Name:  Edward T. Joel
Title: Attorney-in-Fact

WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII

By:     /s/ Edward T. Joel
       -------------------------------------
Name:  Edward T. Joel
Title: Attorney-in-Fact

WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP IX

By:     /s/ Edward T. Joel
       -------------------------------------
Name:  Edward T. Joel
Title: Attorney-in-Fact

WHSHC, L.L.C.

By:     /s/ Edward T. Joel
       -------------------------------------
Name:  Edward T. Joel
Title: Attorney-in-Fact

W9/WHSHC, L.L.C. I

By:     /s/ Edward T. Joel
       -------------------------------------
Name:  Edward T. Joel
Title: Attorney-in-Fact

                                   SCHEDULE II
                                   -----------

         The name, position and present principal occupation of each director and executive officer of WH Advisors, L.L.C. VII, the sole general partner of Whitehall Street Real Estate Limited Partnership VII, which is the sole managing member of WHSHC, L.L.C., and the name, position and present principal occupation of each director and executive officer of WH Advisors, L.L.C. IX, the sole general partner of Whitehall Street Real Estate Limited Partnership IX, which is the sole managing member of W9/WHSHC, L.L.C. I, are set forth below.

         The business address of each director and executive officer listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Steven Angel, Thomas D. Ferguson, Russell T. Goin, Larry J. Goodwin, Helen Hyde Hallaron, Patrick J. Tribolet, Michael M. Watts, Aaron D. Wetherill and Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Todd P. Giannoble is 600 East Las Colinas Blvd., Suite 400, Irving, Texas 75039. The business address of Philippe Camu, Giovanni Cutaia, Tracy Deblieck, Nathalie L. Dimitrov, James R. Garman, Benoit Herault, Zubin P. Irani, Brian P. Niles, Paul A. Obey, Penny A. Petrow, Jean A. De Pourtales, Richard H. Powers and Edward M. Siskind is 133 Fleet Street, London EC4A 2BB, England. The business address of Yves Checoury, Brian Collyer, and Jon
J. Franco is 2, rue de Thann, 75017, Paris, France. The business address of Kavin C. Bloomer is Shibuya Cross Tower, 24F, 15-1, Shibuya 2-chome, Shibuya-ku, Tokyo Japan. The business address of Sven Dahlmeyer is Messeturm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

         Each director and executive officer listed below is a citizen of the United States, except as follows: Philippe L. Camu is a citizen of Belgium. Brian Collyer and Brahm S. Cramer are citizens of Canada. Zubin P. Irani is citizen of India. Yves Checoury and Benoit Herault are citizens of France. James
R. Garman and Paul A. Obey are citizens of the United Kingdom. Sven Dahlmeyer is a citizen of Germany. Nathalie L. Dimitrov and Jean A. De Pourtales and citizens of both France and the United Kingdom.


Name                      Position                  Present Principal Occupation
--------------------------------------------------------------------------------

Rothenberg, Stuart M.     Manager/President         Managing Director of
                                                    Goldman, Sachs & Co.

Angel, Steven             Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Bloom, Robert             Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Brooks, Adam J.           Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Burban, Elizabeth M.      Vice President/           Vice President of
                          Secretary                 Goldman, Sachs & Co.

Cacioppo, Anthony J.      Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Camu, Philippe            Vice President            Managing Director of
                                                    Goldman Sachs International

Chan, Lacxon              Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Checoury, Yves            Vice President            Vice President of Goldman
                                                    Sachs Paris Inc. et Cie

Collyer, Brian            Vice President            Vice President of Goldman
                                                    Sachs Paris Inc. et Cie

Cramer, Brahm S.          Manager/Vice President/   Managing Director of
                          Assistant Secretary       Goldman, Sachs & Co.

Cutaia, Giovanni          Vice President            Vice President of
                                                    Goldman Sachs International

Dahlmeyer, Sven           Vice President            Vice President of
                                                    Goldman, Sachs & Co. oHG

Deblieck, Tracy           Vice President            Vice President of
                                                    Goldman Sachs International

Dimitrov, Nathalie L.     Vice President            Vice President of
                                                    Goldman Sachs International

Ferguson, Thomas D.       Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Franco, Jon J.            Vice President            Vice President of
                                                    Goldman Sachs Paris Inc.

Garman, James R.          Vice President            Vice President of
                                                    Goldman Sachs International

Giannoble, Todd P.        Vice President            Vice President of
                                                    Archon Group, L.P.

Gift, Andrea M.           Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Goin, Russell T.          Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Goodwin, Larry J.         Vice President            Managing Director of
                                                    Goldman, Sachs & Co.

Herault, Benoit           Vice President/           Managing Director of
                          Assistant Secretary       Goldman Sachs International

Hyde Hallaron, Helen      Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Iorio, Steven J.          Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Irani, Zubin P.           Vice President            Managing Director of
                                                    Goldman Sachs International

Karr, Jerome S.           Vice President/           Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Kava, Alan S.             Manager/                  Managing Director of
                          Vice President            Goldman, Sachs & Co.

Langer, Jonathan A.       Vice President/           Managing Director of
                          Assistant Secretary       Goldman, Sachs & Co.

Lapidus, Roy I.           Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Mandis, Vivian            Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Metz, Justin E.           Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Niles, Brian P.           Vice President            Vice President of
                                                    Goldman Sachs International

Obey, Paul A.             Vice President/           Vice President of
                          Assistant Secretary       Goldman Sachs International

Petrow, Penny A.          Vice President            Vice President of
                                                    Goldman Sachs International

De Pourtales, Jean A.     Vice President            Managing Director of
                                                    Goldman Sachs International

Powers, Richard H.        Vice President/           Managing Director of
                          Assistant Secretary       Goldman Sachs International

Scesney, Josephine        Manager/Vice President/   Managing Director of
                          Treasurer/Secretary       Goldman, Sachs & Co.

Siskind, Edward M.        Vice President/           Managing Director of
                          Assistant Treasurer       Goldman Sachs International

Tribolet, Patrick M.      Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Tsai, Teresa              Vice President/           Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Watts, Michael M.         Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Weidman, Peter A.         Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Weiss, Mitchell S.        Assistant Treasurer/      Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Wetherill, Aaron D.       Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Williams, Todd A.         Vice President/           Managing Director of
                          Assistant Secretary/      Goldman, Sachs & Co.
                          Assistant Treasurer

Wong, Jennifer            Assistant Secretary       Vice President of
                                                    Goldman, Sachs & Co.

Zucker, Lauren J.         Vice President            Vice President of
                                                    Goldman, Sachs & Co.

                                  SCHEDULE III

         The name and principal occupation of each member of the Whitehall Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing each of WH Advisors, L.L.C. VII and WH Advisors, L.L.C. IX, are set forth below.

         The business address of each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard H. Powers and Edward M. Siskind is 133 Fleet Street, London EC4A 2BB, England. The business address of Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Toshinobu Kasai is Roppongi Hills Mori Tower, 47th floor, 10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6147, Japan.

         Each member listed below is a citizen of the United States, except as follows: Brahm S. Cramer is a citizen of Canada. Toshinobu Kasai is a citizen of Japan.

Name                           Present Principal Occupation
----                           ----------------------------

Broderick, Craig               Managing Director of Goldman, Sachs & Co.

Cramer, Brahm S.               Managing Director of Goldman, Sachs & Co.

Feldman, Steven M.             Managing Director of Goldman, Sachs & Co.

Friedman, Richard A.           Managing Director of Goldman, Sachs & Co.

Jonas, Andrew J.               Managing Director of Goldman, Sachs & Co.

Kasai, Toshinobu               Managing Director of Goldman Sachs (Japan) Ltd.

Powers, Richard H.             Managing Director of Goldman Sachs
                               International

Rosenberg, Ralph F.            Managing Director of Goldman, Sachs & Co.

Rothenberg, Stuart M.          Managing Director of Goldman, Sachs & Co.

Siskind, Edward M.             Managing Director of Goldman Sachs
                               International

Williams, Todd A.              Managing Director of Goldman, Sachs & Co.

                                   SCHEDULE IV
                                   -----------


    In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

     On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

     On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

     On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and
(ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of
Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

                                  EXHIBIT INDEX

   Exhibit                              Description
-------------  -----------------------------------------------------------------

     1. Structuring and Contribution Agreement, dated as of February 13, 2004, by and among SHC Funding, Strategic Hotel Capital, L.L.C. ("SHC LLC"), Whitehall Street Real Estate Limited Partnership VII, Whitehall Street Real Estate Limited Partnership IX and other parties thereto (incorporated by reference to Exhibit 10.2 to the registration statement on Form S-11 (File No. 333-112846) filed by the Company)).

     2. Underwriting Agreement, dated as of June 23, 2004, among Strategic Hotel Capital, Inc. Strategic Hotel Funding, L.L.C. and the underwriters named therein (previously filed).

     3. Lock-Up Agreement, dated as of June 23, 2004, between Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I to the underwriting agreement and WHSHC, L.L.C. (previously filed).

     4. Lock-Up Agreement, dated as of June 23, 2004, between Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I to the underwriting agreement and W9/WHSHC, L.L.C. I (previously filed).

     5. Registration Rights Agreement, dated as of June 29, 2004, among Strategic Hotel Capital, Inc., WHSHC, L.L.C., W9/WHSHC, L.L.C. I and the other parties thereto (previously filed).

     6. Voting Agreement, dated as of June 8, 2004, among Laurence Geller, Strategic Hotel Capital, Inc., WHSHC, L.L.C. and W9/WHSHC, L.L.C. I (previously filed).

     7.        Joint Filing Agreement (previously filed).

     8. Power of Attorney, dated December 12, 2003, relating to The Goldman Sachs Group, Inc. (previously filed).

     9. Power of Attorney, dated November 19, 2003, relating to Goldman, Sachs & Co. (previously filed).

     10. Power of Attorney, dated June 24, 2004, relating to WH Advisors, L.L.C. VII (previously filed).

     11. Power of Attorney, dated June 24, 2004, relating to WH Advisors, L.L.C. IX (previously filed).

     12. Power of Attorney, dated June 24, 2004, relating to Whitehall Street Real Estate Limited Partnership VII (previously filed).

     13. Power of Attorney, dated June 24, 2004, relating to Whitehall Street Real Estate Limited Partnership IX (previously filed).

     14. Power of Attorney, dated June 24, 2004, relating to WHSHC, L.L.C. (previously filed).

     15. Power of Attorney, dated June 24, 2004, relating to W9/WHSHC, L.L.C. I (previously filed).

     16. Shareholders Agreement, dated as of April 7, 2005, among WHSHC, L.L.C. and W9/WHSHC, L.C.C. I, on the one hand, and Strategic Hotel Capital, Inc., on the other hand (previously filed).